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                              January 21, 2021

       Jordan K. Thomsen
       Vice President
       PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
       The Prudential Insurance Company of America
       751 Broad Street, Newark
       New Jersey 071023777

                                                        Re: PRUDENTIAL VARIABLE
CONTRACT REAL PROPERTY ACCOUNT
                                                            Post-Effective
Amendment No. 3 on Form S-1
                                                            Filed December 30,
2020
                                                            File No. 333-223075

       Dear Mr. Thomsen:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment on Form S-1

       General

   1. We note that in your response to comment 2 you indicate that the contracts specifically refer to the right to
make changes to the separate accounts or include language about the right to substitute,
but in each case that language appears to provide that you would only make such changes or
substitutions with the consent of the SEC. Given the SEC is not providing a consent to
these changes or substitutions, please explain how you propose to make such changes or
substitutions consistent with the terms of the contracts.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jordan K. Thomsen
PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
January 21, 2021
Page 2

        Please contact Ruairi Regan at (202) 551-3391 or Erin E. Martin at
(202) 551-3391 with
any other questions.



                                                          Sincerely,
FirstName LastNameJordan K. Thomsen
                                         Division of Corporation Finance
Comapany NamePRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
                                         Office of Real Estate & Construction
January 21, 2021 Page 2
cc:       Christopher E. Palmer, Esq.
FirstName LastName